UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 3


                           ALLIANZ AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   018805101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

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CUSIP No.         018805101
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

       MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
       AKTIENGESELLSCHAFT IN MUENCHEN
--------------------------------------------------------------------------------
  2.   Check the appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Citizenship
       Federal Republic of Germany
--------------------------------------------------------------------------------
                       5.       Sole Voting Power         -46,908,267-
Number of              ---------------------------------------------------------
Shares                 6.       Shared Voting Power       -0-
Beneficially           ---------------------------------------------------------
Owned by               7.       Sole Dispositive Power    -46,908,267-
Each                   ---------------------------------------------------------
Reporting              8.       Shared Dispositive Power  -0-
Person With
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person -46,908,267-
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares  ( )
--------------------------------------------------------------------------------


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 11.   Percent of Class Represented by Amount in Row (9)    12.80%(1)
--------------------------------------------------------------------------------
 12.   Type of Reporting Person    HC, CO
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               ALLIANZ AKTIENGESELLSCHAFT
               -------------------------------------------------------------

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Koeniginstrasse 28, 80802 Munich, Federal Republic of Germany
               -------------------------------------------------------------

Item 2(a)      Name of Person Filing:

               MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
               AKTIENGESELLSCHAFT IN MUENCHEN
               -------------------------------------------------------------

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               Koeniginstrasse 107, 80802 Munich, Federal Republic of Germany
               -------------------------------------------------------------

Item 2(c)      Citizenship:

               Federal Republic of Germany
               -------------------------------------------------------------

Item 2(d)      Title of Class of Securities:

               Ordinary Shares
               -------------------------------------------------------------

Item 2(e)      CUSIP Number:

               018805101
               -------------------------------------------------------------

Item 3         Not applicable since statement is filed pursuant to Rule
               13d-1(d).

------------------------
(1) This percentage is based on a total number of 366,362,608 outstanding shares by Allianz AG as of December 31, 2003. The percentage does not include shares of Allianz AG, which are owned by Bayerische Hypo-und Vereinsbank AG, 26.27% of latter's voting rights are owned by Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen ("Munich Re"). Munich Re has not the right to direct the disposition nor the right to acquire such shares.

Item 4         Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned  -46,908,267-
                                               ---------------------------------

               (b)  Percent of class:  12.80%(2)
                                       -----------------------------------------

               (c)  Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote  -46,908,267-
                                                                    ------------

                    (ii)  Shared power to vote or to direct the vote -0-
                                                                     -----------

                    (iii) Sole power to dispose or to direct the disposition of
                          -46,908,267-
                          ------------------------------------------------------

                    (iv)  Shared power to dispose or to direct the disposition
                          of   -0-
                               -------------------------------------------------

Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Note of Dissolution of Group.

               Not applicable.

Item 10        Certifications.

               Not applicable.

--------------------------
(2)  Please refer to footnote 1.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2004

                                                /s/ Hans Volker Sprave
                                          --------------------------------------
                                                    HANS VOLKER SPRAVE
                                              DEPUTY MEMBER OF THE EXECUTIVE
                                                        MANAGEMENT


                                               /s/ Dr. Daniel Von Borries
                                          --------------------------------------
                                                   DR. DANIEL VON BORRIES
                                            MEMBER OF THE EXECUTIVE MANAGEMENT